UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Oz. House LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Texas
>
> ***Date of organization***
> July 2, 2018

Physical address of issuer
10601 Ranch Road 2222, Suite H, Austin, TX 78730

Website of issuer
www.oztaphouse.com

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$540,807.54	$378,166.97
Cash & Cash Equivalents	$95,445.40	$64,156.45
Accounts Receivable	$0.00	$0.00
Short-term Debt	$115,158.71	$2,500.28
Long-term Debt	$533,624.60	$246,512.73
Revenues/Sales	$1,272,005.02	$0.00
Cost of Goods Sold	$731,712.31	$3,711.88
Taxes Paid	$100,439.80	$0.00
Net Income	-$124,685.86	-$78,631.46

05/22/2020

FORM C-AR

Oz. House LLC



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Oz. House LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.oztaphouse.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the

future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 05/22/2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Oz. House LLC (the "Company") is a Texas Limited Liability Company, formed on July 2, 2018. The Company is currently also conducting business under the name of Assumed Name: Oz. Tap House.

The Company is located at 10601 Ranch Road 2222, Suite H, Austin, TX 78730.

The Company's website is www.oztaphouse.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Oz. Tap House - is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-assist tap craft beer, wine and cider by the ounce. Patrons choose from a menu that mainly consists of gourmet craft burgers, chopped salads and help yourself ice cream that's mostly local, organic, and sustainable. After sampling the craft beer, wine and cider by the ounce and enjoying the restaurant's food options, patrons can choose a 32 Oz. beer Crowler of their choice to take home for further enjoyment.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our craft beer dispensing technology is becoming highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors

have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Krista Kanter who are Spouse of the Company. The Company has or intends to enter into employment agreements with Krista Kanter although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Krista Kanter or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Krista Kanter in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Krista Kanter die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-

income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among American food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding food products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning

processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The beef and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Oz. Tap House - is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-assist tap craft beer, wine and cider by the ounce. Patrons choose from a menu that mainly consists of gourmet craft burgers, chopped salads and help yourself ice cream that's mostly local, organic, and sustainable. After sampling the craft beer, wine and cider by the ounce and enjoying the restaurant's food options, patrons can choose a 32 Oz. beer Crowler of their choice to take home for further enjoyment.

Business Plan

Oz. Tap House utilizes self-serve metered tap technology from a company called The Table Tap LLC. Data tells story. While Table Tap can be incorporated into multiple industries and environments, they focus on the markets with the highest return on investment (ROI). Also, thanks to 73.7 million ounces worth of anonymous demographic data, they have identified clear patron personas. This valuable data enables operators to meet the self-serve needs of their patrons, which increases profit and ROI. Although Table Tap appeals to men and women, young and old, their aggregate data reveals that the typical patron is 32 years old, male, tech-savvy, and curious about new things—including premium beers. This customer demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences. The critical female demographic enjoys the freedom to make their own choices and prefer (in order), red wine, white wine and ciders. Finally, the loyalist demographic enjoys drinking light craft, is interested in volume vs price, and enjoys watching sports.

History of the Business

Sean and Krista Kanter have previously filed for Chapter 7 bankruptcy. Discharged 05/29/2012

The Company's Products and/or Services

Product / Service	Description	Current Market
Self-Serve Beer & Wine Tap Wall with Counter Order Menu	We are Texas' first legal self-pour establishment, where patrons can sample and pour their own beer and wine by the ounce; also offering burgers, bites and salads.	We are a family friendly establishment, catering to young 'explorers' to the seasoned veteran. Although Table Tap appeals to men and women, young and old, our target patron is 32 years old, male, tech-savvy, and curious about new things including premium beers. This demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences.

Oz. Tap House grows through innovation and marketing. Our first store (what store) is utilizing a fully integrated point of sale POS system, that offers ipads for counter order, beer wall pouring and self-order kiosks all through one company, Tabology. Every company has it's strengths, Tabology's biggest strength is the fact that it is an all in one system. However, we are looking for companies that have the support to scale, on an enterprise level. Oz. intends to use the Pour My Beer technology integrating with Toast for store number two. Pour my Beer offers a number of solutions including, more customized settings, easier back end reporting and controls. Toast integrates, not only Pour my Beer, but will give the Company an online ordering presence for our website, connect with our online delivery services, and most importantly the ability to gather patron data for marketing.

Oz. Tap House's revenue is mostly walk-in business, since we are a brick and mortar. However, we just launched online deliver through Uber Eats, GrubHub and DoorDash. We utilize Chowly to consolidate all three delivery companies on one dashboard and to print out on a dedicated printer. As previously stated, we are introducing Toast POS along with their online ordering system on our website. We are also exploring an online branding store to add to our website as an additional stream of revenue.

Competition

The Company's primary competitors are There is competition in the area, and the immediate, most notable, existing choices include :.

Mandola's Italian Kitchen - This store is located in the Shops at Presidio, in the same center as Oz. Tap House. We share the same common area. Mandola's is a family friendly counter order restaurant. This conveniently matches our family friendly model. Red Horn Coffee House and Brewing Co. - This joint is always a packed house. That's why we chose to partner with them and give them a couple taps on our self-pour beer wall! They are right down the street from us. Yes, they are beer competition, but once again, we complement each other being in the same area, bouncing from one pub to the next! The League Kitchen & Tavern - A Rollicking restaurant offering creative New American fare & drinks in airy surroundings. Looks good.

Customer Base

Our customers are our neighbors and local residents who appreciate our quality cuisine and dining experience as well as destination diners who have heard about our restaurant via word of mouth or certain advertising channels. The 4,500 square foot location is in the Shoops at Presidio, a retail strip center in the Cedar Park area, a suburb of Austin, Texas. The restaurant is in a major traffic area, at the intersection of Parmer Lane and Ranch Trails Court. The traffic count on Parmer Lane is upwards of 30,000 VPD. The population within a three mile area is upwards of 70,000. The residential population in the immediate area is comprised of a mixture of single family and multi-family housing. New office/retail, housing and schools are being built in the immediate vicinity over the next few years, to include, Alamo Draft House, Presidio Residential, and a new LISD Middle School. The median household income averages $120,000+; catering to those with moderate disposable income.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Restaurant	City of Austin	Permit to operate a food enterprise		January 30, 2019
Restaurant	City of Austin	Wine and Beer Retailers Permit		November 6, 2018
Restaurant	Austin Police Dept	Alarm Permit		February 8, 2019
Restaurant	City of Austin Development Services Dept	Occupant Load Card		February 19, 2019
Restaurant	Comptroller.Texas.Gov	Texas Sales and Use Tax Permit		November 18, 2018
Restaurant	Texas Alcoholic Beverage Commission	Wine and Beer Retailers on Premise Permit		October 4, 2018

Oz. Tap House is the first legal self-serve beer and wine establishment in Texas. As of February 1st, 2019, Self-Serve Alcohol has been legalized on a case by case basis. Please see link below for details. https://www.tabc.texas.gov/marketing_practices/advisories/MPA058.pdf

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Kanter Companies LLC	Kanter Companies LLC is a fully owned	1	$0.00

	and operated Sean Kanter. Kanter Companies LLC owns 51% of Oz House LLC .		

Other

The Company's principal address is 10601 Ranch Road 2222, Suite H, Austin, TX 78730

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Odette Enterprises, LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates

John Odette - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Strategy Officer

Name

Kanter Companies

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sean Kanter - Owner July 2, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner Operators Sean will run day to day operations until Oz. House is profitable, systems are streamlined, and the right team of employees are on the bus.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in Austin, TX USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
(Example)	(W2, etc)	June 1, 2018	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Promissory Notes (Revenue Sharing Interests)
Amount outstanding	0
Voting Rights	NA
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Type of security	Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests)
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Construction Loan
Name of creditor	Blue and Associates
Amount outstanding	$13,000
Interest rate and payment schedule	18%
Amortization schedule	$1995.11
Describe any collateral or security	
Maturity date	December 1, 2020
Other material terms	

Type of debt	Equipment Lease
Name of creditor	Amur
Amount outstanding	$53,214
Interest rate and payment schedule	0%
Amortization schedule	$2,412.89
Describe any collateral or security	
Maturity date	October 3, 2022
Other material terms	

Type of debt	Bank loan
Name of creditor	BBVA 5311
Amount outstanding	$9,508
Interest rate and payment schedule	16.99%
Amortization schedule	$261.22
Describe any collateral or security	
Maturity date	November 17, 2024
Other material terms	

Type of debt	Equipment Lease
Name of creditor	Pawnee Equipment Lease
Amount outstanding	$18,497
Interest rate and payment schedule	0%
Amortization schedule	$765.75
Describe any collateral or security	
Maturity date	September 3, 2020
Other material terms	

Type of debt	Equipment Lease
Name of creditor	Timepayment
Amount outstanding	$14,428
Interest rate and payment schedule	0%
Amortization schedule	$647.15
Describe any collateral or security	
Maturity date	January 25, 2023
Other material terms	

Type of debt	Equipment Lease
Name of creditor	Vend
Amount outstanding	$9,473
Interest rate and payment schedule	0%
Amortization schedule	$1,760.26
Describe any collateral or security	
Maturity date	November 21, 2020
Other material terms	

Type of debt	Bank loan
Name of creditor	BBVA 7842
Amount outstanding	$144,252
Interest rate and payment schedule	9.75%
Amortization schedule	$1,200
Describe any collateral or security	
Maturity date	February 1, 2023
Other material terms	

Type of debt	Line of credit
Name of creditor	RBFCU Credit Card
Amount outstanding	$0
Interest rate and payment schedule	16%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Line of credit
Name of creditor	AAA Credit Card
Amount outstanding	$14,300
Interest rate and payment schedule	11.75%
Amortization schedule	$800
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Line of credit
Name of creditor	American Express Business Credit Card
Amount outstanding	$3,500
Interest rate and payment schedule	0%
Amortization schedule	Statement Balance is Paid in full monthly
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Line of credit
Name of creditor	Capital One Business Credit Card
Amount outstanding	$15,000
Interest rate and payment schedule	0%
Amortization schedule	Statement Balance is Paid in full monthly
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $659,478.77.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests)					Regulation CF

Ownership

Kanter Companies LLC has 51% of Oz. House LLC. Odette Enterprises LLC has 49% of Oz. House LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Kanter Companies LLC	51.0%
Odette Enterprises	49.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$536,498.00	-$238,445.00	$0.00

Operations

Our first location is up and running with the help of a private investor, loans and leases. We are currently operating at a loss until we pay off our liabilities and continue to gather more investments for subsequent locations and as sales organically increase. More locations will yield better profit margins as we spread executive salaries and other general operating expenses across P&L's.

We plan to utilize the first raise of $107,000 for initial lease and operating expenses to jump start the second Texas location. The second round equity raise of $600k - $800k will be toward the build out and operational costs. The remaining needed funds if any will be acquired through bank loans and equity investors.

Liquidity and Capital Resources

On NULL the Company conducted an offering pursuant to Regulation CF and raised $0.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

April 20, 2020, we received PPP monies from SBA through Celtic Bank.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

None

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sean Kanter
(Signature)

Sean Kanter
(Name)

Chief Executive Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kanter Companies
(Signature)

Kanter Companies
(Name)

Chief Executive Member
(Title)

05/22/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Kanter Companies, being the founder of Oz. House LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Kanter Companies
(Signature)

Kanter Companies
(Name)

Chief Executive Member
(Title)

05/22/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Balance Sheet

Oz. House LLC
As of December 31, 2019

	DEC 31, 2019
Assets	
Current Assets	
Cash and Cash Equivalents	
Clearchoice Checking *031	3.11
United Heritage Checking 81	95,376.86
United Heritage Sales Tax 03	16.00
United Heritage Savings 00	49.43
Total Cash and Cash Equivalents	**95,445.40**
CardConnect Clearing	5,534.46
Cash Clearing	(886.09)
DoorDash Clearing	140.88
Employee Advances	184.75
GrubHub Clearing	1,699.52
Payroll Tax (To Be Refunded)	43.99
Prepaid	6,821.87
Rent Deposit	11,698.75
Security Deposit	2,761.70
UberEats Clearing	163.04
Voucher Clearing	127.33
Total Current Assets	**123,735.60**
Fixed Assets	
Accum Dep Leasehold Improvements	(18,923.76)
Accum Dep Machinery and Equipment	(67,967.56)
Accum Depreciation Furniture	(4,604.46)
Furniture & Fixtures	28,359.32
Leasehold Improvements	223,361.06
Machinery and Equipment	256,847.34
Total Fixed Assets	**417,071.94**
Total Assets	**540,807.54**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	44,427.37
Accrued Payroll Taxes	2,233.75
Accrued Salaries and Wages	16,713.50
American Express CC	12,816.31

	DEC 31, 2019
Capital One CC 5909	29,373.03
Gift Card Liability	4,011.12
Payroll Liability	268.47
Rounding	(4.10)
Sales Tax	(152.44)
Stonemark Loan	5,471.70
Total Current Liabilities	**115,158.71**
Long Term Liabilities	
AAA CC LOC (BOA 8160)	21,975.36
Amur Equipment Lease 2738	60,452.99
BBVA Loan 5311	9,997.01
Centra Equipment Lease 9909	24,633.18
John Odette LOC (BBVA 8741)	144,118.07
MicroVenture Promissory Note	105,957.00
Pawnee Equipment Lease 4524	21,235.16
TimePayment Equipment Lease 8059	16,365.28
Vend Equipment Lease 1073	13,731.84
Total Long Term Liabilities	**418,465.89**
Total Liabilities	**533,624.60**
Equity	
Current Year Earnings	(124,685.86)
John Contribution	200,737.00
Retained Earnings	(78,631.46)
Sean Contribution	104,100.34
Sean Draw	(94,337.08)
Total Equity	**7,182.94**
Total Liabilities and Equity	**540,807.54**

Income Statement

Oz. House LLC
For the year ended December 31, 2019

	2019	2019 % OF INCOME
Income		
Sales		
Alcohol Sales	541,778.45	47.23%
Non-Alcohol Sales	29,786.96	2.60%
Food Sales	594,897.03	51.87%
Food Delivery Sales	42,013.06	3.66%
Merchandise Sales	3,921.48	0.34%
Refunds	(534.29)	-0.05%
Service Charge Income	60,142.33	5.24%
Total Sales	**1,272,005.02**	**110.90%**
Discounts		
Alcohol Discounts	(78,231.36)	-6.82%
Food Discounts	(16,800.71)	-1.46%
Promotions	(29,972.94)	-2.61%
Total Discounts	**(125,005.01)**	**-10.90%**
Total Income	**1,147,000.01**	**100.00%**
Cost of Goods Sold		
Non-Labor		
COGS - Beer	131,208.46	11.44%
COGS - Food	254,687.43	22.20%
COGS - Freight	626.15	0.05%
COGS - Merchandise	4,095.16	0.36%
COGS - Supplies	24,368.60	2.12%
Total Non-Labor	**414,985.80**	**36.18%**
Labor		
PR- BOH Wages	185,800.38	16.20%
PR- BOH Payroll Tax	17,986.17	1.57%
PR- FOH Wages	91,706.84	8.00%
PR- FOH Payroll Tax	21,233.12	1.85%
Total Labor	**316,726.51**	**27.61%**
Total Cost of Goods Sold	**731,712.31**	**63.79%**
Gross Profit	**415,287.70**	**36.21%**
Operating Expenses		
Advertising and Promotion	6,626.52	0.58%

	2019	2019 % OF INCOME
Bank Service Charges	215.50	0.02%
Business and Employee Meals	110.85	0.01%
Business Licenses and Permits	3,364.88	0.29%
Cash- Over/Short	49.49	0.00%
Charitable Contributions	533.85	0.05%
Computer Software/SAAS	19,190.31	1.67%
Computer Supplies/Equipment	2,271.18	0.20%
Dues and Subscriptions	653.45	0.06%
Education and Seminars	132.88	0.01%
Equipment Lease/Rental	48.33	0.00%
Facility- Rent	130,587.42	11.39%
Facility- Repairs/Maintenance	8,685.27	0.76%
Finance Charge	7,482.18	0.65%
Food Supplies	38.43	0.00%
Furniture and Equipment Expense <$2500	11,013.91	0.96%
Gifts	44.90	0.00%
Grounds Maintenance	1,104.86	0.10%
Insurance- General Liability	3,757.82	0.33%
Insurance- Commercial Property	4,443.59	0.39%
Insurance- Workman's Comp	1,508.50	0.13%
Kitchen Cleaning	3,063.42	0.27%
Legal Fees	8,682.71	0.76%
Marketing	1,275.29	0.11%
Meals and Entertainment	409.43	0.04%
Penalties and Fines	497.40	0.04%
Music and Entertainment	4,925.00	0.43%
Postage and Delivery	859.67	0.07%
PR- Benefits- Health Insurance	1,093.71	0.10%
PR- Payroll Service	3,163.77	0.28%
Printing and Reproduction	1,310.52	0.11%
Professional Fees	16,049.35	1.40%
Security	1,421.96	0.12%
Subcontractors	2,649.00	0.23%
Supplies- Cleaning/Janitorial	48.58	0.00%
Supplies- Kitchen	6,623.01	0.58%
Supplies- Office	4,611.66	0.40%
Tools and Equip- <$2500	1,595.99	0.14%
Travel- Hotel	543.36	0.05%
Uniforms and Linens	13,862.12	1.21%
Utilities- Cable/Internet	3,682.79	0.32%
Utilities- Electricity	12,506.71	1.09%
Utilities- Gas	4,850.47	0.42%
Utilities- Waste Removal/Trash	440.00	0.04%
Merchant Service Fees	36,491.07	3.18%

	2019	2019 % OF INCOME
Food Delivery Fees	6,412.17	0.56%
Food Delivery Commissions	6,274.48	0.55%
Total Operating Expenses	**345,207.76**	**30.10%**
EBITDA	**70,079.94**	**6.11%**

Other Operating Expenses

	2019	2019 % OF INCOME
Depreciation Expense	69,480.02	6.06%
Interest Expense	18,421.72	1.61%
Taxes- Usage	210.00	0.02%
Total Other Operating Expenses	**88,111.74**	**7.68%**
Operating Income	**(18,031.80)**	**-1.57%**

Other Income / (Expense)

	2019	2019 % OF INCOME
PR- Officer Salaries	(104,671.88)	-9.13%
PR- Officer Payroll Tax	(8,731.49)	-0.76%
Other Income	6,749.31	0.59%
Total Other Income / (Expense)	**(106,654.06)**	**-9.30%**
Net Income	**(124,685.86)**	**-10.87%**